April 29, 2008

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-0305

Attention: Mr. David Humphrey

RE:	Carnival Corporation/Carnival plc (“we” or the “Company”)
Form 10-K for the Year Ended November 30, 2007
File No. 001-09610 and 001-15136

Dear Mr. Humphrey:

The staff of the Securities and Exchange Commission reviewed the Company’s Form 10-K for the year ended November 30, 2007 and transmitted their comments in your letter dated March 20, 2008 (the “Comment Letter”). We set out below our responses to the staff’s comments on behalf of the Company. For ease of reference, we have reproduced each of the staff’s comments and followed it with the Company’s response:

Form 10-K for the year ended November 30, 2007

Notes to consolidated financial statements

General

1.

We note you use the U.S. dollar as your reporting currency, and present all amounts in your financial statements as such. However, throughout the financial statement notes, you have presented disclosure of certain transactions (debt, acquisitions) in the currency in which they were transacted, without consistently presenting the U.S. dollar equivalent. This not only causes inconsistencies within the document, but makes it difficult for the reader to compare disclosed amounts to those presented in the financial statements. Although we are aware that presentation of a U.S. dollar equivalent will, in some cases, require an estimate, the disclosure of the U.S. dollar equivalent is important for consistency and clarity within the document. Please revise accordingly.

RESPONSE: In future filings, we will adopt a format in which all disclosures will be in U.S. dollars and, when considered relevant, we will subsequently provide the foreign currency equivalent in parentheses. In addition, as discussed with the staff, the currency presentation of our ship commitment disclosure in Note 6 on page F-15 will remain unchanged. Within this note, our individual ship commitments are disclosed in their contracted currencies, as adjusted for the impact of foreign currency derivatives, and we also provide these adjusted contracted currency totals and their U.S. dollar equivalents, translated at the period end rate. We believe this format of disclosing our individual ship construction commitments provides investors with useful information regarding our most significant commitments.

Note 2 – Summary of significant accounting policies

Cash and Cash Equivalents and Short-Term Investments, page F-6

2.

We note from the cash flow statement that significant purchases and sales of short-term investments occurred in the most recent fiscal year. We assume that you classify and account for these securities as available-for-sale securities and that there are no significant unrealized holding gains or losses at either of the balance sheet dates. If our assumptions are not correct, please explain. Please also expand your related disclosures in future filings. If these securities are “auction-rate” securities, further clarify this fact as well.

RESPONSE: The staff’s assumptions are correct. During the year, we invested in, and divested, auction-rate securities which we held as available-for-sale securities as part of our cash management program. At the beginning and end of the year, the amount we had invested in these securities was nil and $20 million, respectively, and we had recorded a $5 million unrealized loss in accumulated other comprehensive income as of the end of 2007. At November 30, 2007, our one remaining auction-rate security was reported within long-term “Other Assets,” as the auction had failed in November 2007 and we believe full recovery of this investment will extend beyond one year. We have the ability and intent to hold this security until maturity, if necessary. In future filings, we will expand our disclosure to note that our investments are held as available-for-sale securities and we will also disclose our auction rate security holding, if material.

Revenue and expense recognition, page F-8

3.

We note your policy of recognizing revenue upon the completion of voyages up to ten days, and on a pro rata basis for voyages over ten days. Please explain the difference in revenue recognition policies for two seemingly similar transactions.

RESPONSE: There is no difference between these two types of transactions other than the duration of the voyage and the corresponding difference in revenues and expenses incurred by longer duration cruises.

For convenience, we have adopted a completed voyage revenue and expense recognition policy for short duration voyages (10 nights or less) versus the pro rata revenue and expense recognition method for longer duration voyages.

Completed voyage revenue and expense recognition results in significantly fewer estimates. In addition, it is less burdensome. Furthermore, since the financial impact of accounting under the completed voyage method versus using the pro rata revenue and expense recognition method does not produce materially different results, we believe the use of the completed voyage method for shorter duration cruises is reasonable. However, it would be possible to have a significant distortion in revenue and expense recognition between quarters, if we used the completed voyage revenue and expense recognition method on longer voyages. Therefore, we use pro rata revenue and expense recognition for our longer voyages.

Our use of two different revenue and expense recognition methods is somewhat analogous to the use within the construction industry of the completed contract revenue and expense recognition method for short duration contracts versus the percentage-of-completion method for long duration contracts or the methods described in EITF 91-9, Revenue and Expense Recognition for Freight Services in Process, which have been applied within the transportation industry.

4.

We further note your policy of recognizing air and other transportation sales on a gross basis, in revenues and expenses. However, you recognize excursion and concession sales on a net basis as a component of revenues. Please explain the difference between these two types of sales which leads to recognizing one on a gross basis and the other on a net basis. Please specifically address the various indicators specified under EITF 99-19 in your response.

RESPONSE:	The main features for each of these services are as follows:

Air and other transportation - This service includes air transportation, ground transfers between the airport and ship, baggage handling and overnight accommodations, when necessary. We purchase the air component of this service in three ways as follows: (1) by blocking the seats in advance of sales to our guests, (2) by chartering part or all of the aircrafts’ seats or (3) on an individual seat basis as guests book their cruises. We also determine the price to charge our guests for this combination of services, which is packaged with the cruise to create a bundled vacation package.

Shore excursions - We typically pay the shore excursion operators a fixed amount for each guest booked on the tour and establish the price we will offer to our guests. The operator is responsible for all aspects of providing the tour and supplies the personnel and equipment for delivering the service. The operator is typically liable to the guest for providing the service as an independent contractor and is required to maintain adequate insurance coverage to cover this risk.

In the case of shore excursions, our cruise brochures typically identify that shore excursions are optional and are operated by local independent companies. For example, Princess Cruises’ brochure includes the following statement:

“Shore Excursions and Land Tours. These tours are operated by local independent companies. In selling tickets for these optional programs, Princess acts only for other independent companies who provide such programs as independent contractors...........”

Onboard concessions - We enter into agreements with concession operators who supply their own inventory and employees to operate their onboard concession. In return for providing the space onboard our ships and the access to our guests, we receive a percentage of the concessionaires’ revenues, subject to guaranteed minimums.

An analysis of our typical arrangements in terms of the indicators in EITF 99-19 is as follows:

	Air and other transportation	Shore excursions	Onboard concessions

As a percentage of total fiscal 2007 revenues	6%	3%	3%

Gross indicators
The company is the primary obligor in the arrangement	Yes[1]	No	No
The company has general inventory risk (before customer order is placed or upon customer return)	Yes[2]	No	No
The company has latitude in establishing price	Yes[1]	Yes	No
The company changes the product or performs part of the service	Yes [1]	No	No
The company has discretion in supplier selection	Yes	Yes	Yes
The company is involved in the determination of product or service specifications	Yes[1]	Partially[3]	Partially[3]
The company has physical loss inventory risk (after customer order or during shipping)	N/A	N/A	No
The company has credit risk	Mimimal[4]	Minimal[5]	Minimal [5]

Net indicators
The supplier (not the company) is the primary obligor in the arrangement	No1	Yes	Yes
The amount the company earns is fixed	No	No	Yes
The supplier (and not the company) has credit risk	Mimimal[6]	Mimimal[6]	Mimimal[6]
See notes to table on page 4.

[1]

We package air with our other transportation services and with our cruises, thus creating a bundled vacation package for our guests for which we establish the sales price(s). We coordinate and pay for guests’ arrival to the ship at its next port of call, if guests experience air delays or interruptions. If the air travel that is arranged is unavailable or fails to materialize we, rather than the air carrier, will be responsible for refunding the guest their monies that they paid us for this component of the service.

[2]

We reserve a certain number of seats in advance of each voyage when we purchase the air component by blocking seats. We commit to the number of seats we will utilize within a certain number of days prior to our ship departures, and we are assessed for penalties if these seats are not ultimately used by our guests, and thus we have inventory risk. In addition, we have cruise itineraries for which we charter air, and for these arrangements we are exposed to many of the inventory risks and rewards.

[3]	We specify minimum standards for the operators.
[4]	We extend credit to some of our travel agents and tour operators, mainly in Europe, and consequently we are exposed to their credit risk.
[5]

Credit card pre-approval is obtained for all guests’ onboard accounts, or cash deposits are obtained, which mitigates or eliminates credit risk, except for those occasions when the guest charges above the pre-approved limit. Some shore excursions and onboard concession services are booked and paid for prior to departure of the cruise thereby eliminating credit risk.

[6]	Air carriers, shore excursion operators and onboard concessionaires recover their revenues from us and are thus exposed to our credit risk and not the credit risk of the guest.

Based on the qualitative weight of the gross and net indicators, it is our judgment that EITF 99-19 supports the gross presentation for air and other transportation sales and the net presentation for shore excursion and onboard concession sales. We believe that on balance there are more indicators that the Company acts as the principal in relation to providing air and other transportation services, but acts more as an agent for shore excursions and onboard concessions.

Note 5 – Debt, page F-11

5.

Refer to your discussion of the convertible notes on page F-13. Please expand your footnote to describe the significant features and contractual terms of each put agreement. In addition, please indicate when and where the related contractual agreements are filed. In this regard, we note that you have not separately accounted for any of these options, including those contained within the zero-coupon notes.

RESPONSE: We have reviewed the agreements governing our 2% convertible senior debentures due 2021 (the “2% convertible notes”), our senior convertible debentures due 2033 (the “1.75% convertible notes”) and our Liquid Yield Option Notes due 2021 (the “zero-coupon notes”, and together with the 2% convertible notes and the 1.75% convertible notes, the “Notes”) including the sections related to the “put” terms embedded in the Notes, and based on our review we believe that our footnote disclosures describe all the significant rights and contractual terms of these agreements.

In our financial statements, we disclose the embedded features in Note 5 including the:

(1)	conditions and periods under which the holders may elect to convert the Notes into Carnival Corporation’s stock,
(2)	periods when the investors may put the Notes to the Company resulting in their repurchase,
(3)	periods when we may elect to call the Notes for repayment resulting in their redemption,
(4)	redemption or repurchase prices we are obliged to pay in settlement of the Notes upon redemption or repurchase, and
(5)	that we have the discretion of settling such conversions, repurchases or redemptions in shares of Carnival Corporation common stock, cash or any combination thereof.

The convertible debt agreements governing our Notes were filed as follows:

The Indenture, dated as of April 25, 2001, governing the terms of all the Notes was filed as Exhibit 4.5 to the Company’s Form S-3 on June 13, 2001.

The first supplemental indenture, dated as of April 25, 2001, setting forth the terms of the 2% convertible notes was filed as Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended May 31, 2001.

The second supplemental indenture, dated as of October 24, 2001, setting forth the terms of the zero-coupon notes was filed as Exhibit 4.6 to the Company’s Form S-3 on November 29, 2001.

The third supplemental indenture, dated as of April 29, 2003, setting forth the terms of the 1.75% convertible notes was filed as Exhibit 4.13 to the Company’s Form S-3 on June 19, 2003.

We no longer incorporate these convertible debt agreements as exhibits to our Form 10-K by virtue of the exemption provided in Item 601 (b) (4) (iii) of Regulation S-K, as none of the securities exceeds 10% of our total assets.

Our three Note issuances are, for the most part, similarly structured and thus our response below applies to all three issuances. We performed an analysis of the various embedded features of these Notes under Statement of Financial Accounting Standards (“SFAS”) No. 133 and EITF 00-19 and identified the following features of the Notes that were potential embedded derivatives that could be required to be accounted for separately as derivatives:

(1)	Issuer call option allowing us to redeem the debt at any time after a stated period from the Notes’ issuance date,
(2)	Option for the holders of the notes to require us to repurchase the debt on (a) specified dates or (b) upon the occurrence of a designated event, such as a change in control,
(3)	Conversion option based on (a) a market price condition or (b) specified corporate actions, and
(4)	Conversion option upon a Carnival Corporation credit downgrade for the 1.75% convertible notes.

Based upon SFAS No. 133 paragraphs 12 and 13, as well as various Derivative Implementation Group issues, we concluded that feature (1) (option allowing us to redeem the debt) and features (2)(a) and (2)(b) (options for the holders to require us to repurchase the Notes on specified dates or upon the occurrence of a designated event, such as a change in control) do not require bifurcation from the debt host because the features are “clearly and closely related” to the debt hosts.

We determined conversion features 3 (a) (conversion option based on a market price condition) and 3(b) (conversion upon specified corporation actions) meet the three conditions in paragraph 12 of SFAS No. 133 requiring bifurcation unless they met the exception to bifurcation under paragraph 11(a) of SFAS No. 133. Paragraph 11(a) of SFAS No. 133 specifies that if the embedded conversion option is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it were a freestanding derivative, the conversion option would be excluded from the scope of SFAS No. 133 and thus, would not be bifurcated from the debt host and accounted for separately. In determining whether the embedded features would be classified in stockholders’ equity, we concluded that the convertible debt was not conventional convertible debt and, accordingly, paragraphs 12 to 32 of EITF 00-19 were deemed to apply (see paragraph 4 of EITF 00-19), noting that all conditions in these paragraphs must be met for the embedded features to be classified as stockholders’ equity. Based on our analysis, all of the conversion options should be classified as stockholders’ equity. Furthermore, since they are indexed to our stock, and provide for net share settlement at the option of the Company, the exception required by SFAS No. 133 paragraph 11(a) applies. Accordingly, these conversion features do not require bifurcation.

We determined that conversion feature (4) (conversion option based on a credit downgrade) meets the definition of a derivative (conversion options in a debt host are not clearly and closely related to the debt host) and should be bifurcated from the debt host and accounted for separately. The feature was not considered solely indexed to our equity, as described in EITF 01-6, since it is convertible upon an observable index - Carnival Corporation’s credit rating. However, the fair value of this feature was determined to be de minimis at the date of issuance and with our current investment grade credit rating expected to continue, we believe the value remains de minimis.

In conclusion, we do not believe any of the features, other than feature (4), that we identified as possible embedded derivatives should be accounted for separately as derivatives. In addition, as noted above the value of feature (4), which is an embedded derivative, remains de minimis and thus we do not separately account for its value.

Note 10 – Financial Instruments, page F-19

6.

In the final paragraph of this footnote, you refer to “valuations performed by financial institutions” as the source of the estimated fair values of your swap agreements. If you elect to refer to “valuations” performed by others, please also identify these preparers in your filing. Further, if this information is incorporated by reference into any registration statement, it must be accompanied by consents from the preparers. Please revise as appropriate.

RESPONSE: We respectfully note your comment and will remove the reference to “valuations performed by financial institutions” in our future filings.

Note 11 – Segment information, page F-20

7.

You state that your cruise segment contains all of your cruise brands, as they have similar economic and other characteristics. However, on page 4, you explain that your operating structure is decentralized, and that each major brand has its own headquarters and operating team. You further describe your cruise brands within geographic segment, emphasizing how each caters to the demographics of that specific region. You also differentiate your cruise bands based on the level of service offered, making a distinction between contemporary, premium and luxury cruise experiences. As such, it would appear that it may not be appropriate to aggregate all of your cruise brands into a single segment, based on the criteria described in paragraph 17 of SFAS 131, which lists five criteria for aggregation, noting that each of the criteria must be met. Based on your disclosures, it appears that segment information delineated by major brand, geographic segment, or level of service, would provide the reader with significantly more useful information. As such, please explain why you believe your segment presentation is appropriate or revise accordingly.

RESPONSE: Paragraph 17 of SFAS No. 131 permits aggregation of two or more operating segments into a single reporting segment under the following circumstances:

(I)	If the segments have similar economic characteristics;
(II)	If the segments are similar in all of the following areas:
a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities; and
(III)	If aggregation is consistent with the objective and basic principles of SFAS No. 131.

With respect to the requirement in (I) above, based on our evaluation from both a historical and expected future performance perspective, we believe that our cruise brands have comparable economic characteristics, primarily because they exhibit long-term operating income per available lower berth day (“ALBD”) and returns on invested capital that are alike. We believe these are the primary factors to be considered for measuring whether our operating segments have comparable economic characteristics, since these are the primary metrics used by our chief executive officer to allocate resources within our Company. We do not use gross margins to evaluate performance or to allocate resources in our cruise business.

With respect to the requirement in (II)(a) above, the nature of the products sold and services delivered by each of our cruise brands is essentially the same, which is the sale and provision of cruise vacations. A cruise vacation will generally comprise providing cabin accommodations, meals, entertainment and onboard facilities and activities. Our brands do differentiate themselves from each other for marketing purposes in a number of different ways, including but not limited to, different designs for their funnels and color schemes for their ships’ hulls. They may also emphasize local language, customs and officer nationalities, if considered appropriate, as well as having different interior designs and decor of public areas and cabins, which may also reflect the perceived character and history of each brand. The quality of the product offerings is differentiated, even within ships of the same brand. However, the core vessel architecture and levels of service, deck layout and technical specifications, including individual cabin space and ship infrastructure, is similar between certain brands.

With respect to the requirement in (II)(b) above, our ships retain common design and construction; primarily all of our newer ships are constructed by two shipyards. In addition, the manner in which the ships are manned and operated are also very similar across the Company. The operational risks of operating cruise ships are similar across all our brands. The fact that our major brands have their own headquarters and operating teams does not mean to imply that they are operating their brands in a different manner than any other of our brands. Accordingly, we believe the nature of the production processes applied to generate cruises are similar.

With respect to the requirement in (II)(c) above, overall our customers are typically the consumer who desires to take a vacation to a number of different destinations, with a convenience and value proposition that is very attractive when compared to alternative land-based vacations. On any of our brands, the guests we serve on a typical voyage vary across a broad economic spectrum. We believe most of our guests will consider several of our brands before opting for any particular cruise vacation. In addition, some of our brands share past guest lists in their marketing activities, demonstrating that past guests of one brand can represent good potential sales leads for the other brands. The breadth of cruise experiences we are able to offer on our modern cruise ships means that an individual voyage will appeal to a range of customers; from the “high-end” guests who prefer the comfort, luxury and individual tailoring provided to guests booking the largest suites to the other end of the spectrum, where we are able to offer more modestly priced vacations for guests booking interior staterooms. It should be noted, that all guests are generally able to enjoy the full scope of activities offered on our ships.

In our Form 10-K, we have identified our brands as either contemporary, premium, luxury or a combination thereof. These are very broad classifications that the industry uses to distinguish between brands, which are typically based on the duration of the cruise, size of the ship and related prices. However, as we note under our competition discussion in our Form 10-K, all of our brands typically compete with one another for guests due to the varying experiences our guests can have on any of our ships. From an individual guest perspective, each cruise experience our guests can enjoy, is varied and depends on factors such as cabin choice, and other optional activities and services they elect to participate in.

With respect to the requirement in (II)(d) above, primarily all of our sales are achieved through travel agents or tour operators, although all of our brands also have the ability of making sales directly, either by telephone and/or through the internet. The fact that most of our business comes through these sources of distribution demonstrates strong similarities among our cruise brands.

With respect to the requirement in (II)(e) above, our cruise ships are generally subject to similar international, national, state and local laws, regulations and treaties in force in the jurisdictions in which they operate. In addition, each ship belongs to a national ship registry, which imposes similar regulations and periodic inspection requirements. Finally, the International Maritime Organization establishes requirements for all our ships covering the safe design and operation of ships and marine pollution conventions.

Finally, with respect to the requirement in (III) above, given the similarities noted above we believe that aggregation of individual brands into one cruise reporting segment is appropriate and further disaggregation via geographic regions, major brands or level of service would not provide the readers of our financial statements with significantly more useful information.

As we have in the past, we will continue to monitor the appropriateness of aggregating our cruise operating segments into one reportable segment and if the facts and circumstances change we will provide further disaggregated information in future filings.

Note 15 – Acquisition, page F-25

8.

Based on your description of the transaction, it appears that Orizonia Corporation has retained a 25% interest in this venture. As such, please explain why there is no minority interest shown in the financial statements. Please tell us where such minority interest is recorded.

RESPONSE: Net income attributable to Orizonia’s 25% minority interest for the three months the venture was consolidated in fiscal 2007 was a nominal amount and the related minority interest balance at November 30, 2007 was approximately $51 million. In the context of the Company’s financial statements, we do not believe these amounts warrant individual disclosure. Therefore the minority interest amounts were included within long-term other liabilities and other nonoperating income. If the minority interest reaches the threshold for individual line item or footnote disclosures, then we would disclose it separately in future filings.

Management’s Discussion and Analysis

Key Performance Indicators, page F-30

9.

In this section, you have included a discussion of the importance that you place on the measure “ALBD” and its role in calculating several non-GAAP measures. Although you define the abbreviation “ALBD” in the opening paragraphs of the MD&A section, it appears that you do not discuss the actual meaning of “ALBD” until further in the document. Please revise to briefly explain the meaning of ALBD in this section to provide a further understanding of the ratios that you are discussing.

RESPONSE: In our February 29, 2008 Form 10-Q and in future filings we have and will include an explanation, as well as the definition, of ALBD in the Key Performance Indicators section.

Results of Operations, page F-33

10.

We note that you base your MD&A discussion on certain “Key Performance Indicators” because these measures are “commonly used in the industry” and because you currently utilize them for management purposes. We acknowledge there may be circumstances in which comparisons other than those of the historical financial information may provide valuable supplemental analysis of trends and changes. However, Item 303 (a) (3) of Regulation S-K requires that you first provide a discussion of the historical financial statements included in the document. In this regard, we particularly note that your current discussion excludes any analysis of the GAAP financial measure “Operating Income.” Any supplemental discussion and analysis of your key performance indicators should follow and should be accompanied by a discussion of why management believes the presentation is useful and any of the potential risks associated with using such a presentation. The fact that a measure is commonly used in the industry is not, in itself, considered to be sufficient basis for its presentation. Please revise accordingly.

RESPONSE: In future filings, we will specifically identify and discuss the changes in historical revenues, costs and expenses and operating income as presented in our statements of operations. Each of these items are significantly affected by changes in our fleet capacity, commonly represented by changes in ALBD’s, which are highly predictable. Accordingly, after this discussion we will continue to present the key performance indicator discussions relating to “net revenue yields” and “net cruise costs per ALBD,” as they identify the more unpredictable factors that affect our business. In future filings, we will expand the discussion of why we utilize these key performance indicators versus the U.S. GAAP metrics so that the readers of our financial statements have a clearer understanding of their importance to our business, relative to the U.S. GAAP metrics. In addition, this discussion will highlight the fact that there are not specific rules for determining our non-GAAP measures and, accordingly, it is possible that they may not be exactly comparable to like-kind information presented by other cruise companies, which is a potential risk associated with using such non-GAAP measures. As an example, in comparing fiscal 2007 to 2006 we would have the following introductory historical results discussion in addition to the historical result discussion already included in the MD&A for nonoperating items and income taxes:

“Our total revenues increased $1.2 billion, or 10.1%, from $11.8 billion in 2006 to $13.0 billion in 2007. Of this increase, $993 million can be attributed to the 8.4% increase in ALBDs, or capacity driven, and the remaining change of $201 million was primarily as a result of increases in pricing and the impact of the weaker U.S. dollar against the euro and sterling compared to last year.

Operating costs increased $837 million, or 12.3%, from $6.8 billion in 2006 to $7.6 billion in 2007. Approximately $570 million of this increase can be attributed to the 8.4% increase in ALBDs, or capacity driven, and the remaining increase of $267 million was primarily as a result of increases in prices of fuel and the weaker U.S. dollar against the euro and sterling compared to last year. Selling and administration expenses increased $132 million, or 9.1%, from $1.4 billion in 2006 to $1.6 billion in 2007, primarily due to $121 million which can be attributed to the 8.4% increase in ALBDs. Depreciation and amortization expense increased $113 million, or 11.4%, from $988 million in 2006 to $1.1 billion in 2007, largely due to the 8.4% increase in ALBDs through the addition of new ships, the weaker U.S. dollar compared to the euro and sterling and additional ship improvement expenditures. As a percentage of revenue these costs rose from 77.9% in 2006 to 79.1% in 2007.

Our operating income increased $112 million, or 4.3%, from $2.6 billion in 2006 to $2.7 billion in 2007. The operating income increase was primarily due to our increased capacity and improved cruise pricing partially offset by the effect of rising fuel prices.”

As noted above, the capacity increase, which is very predictable, accounts for most of the change in our revenues and costs. Accordingly, we and other major cruise companies also discuss the non-GAAP revenue and expense measures, which remove the impact of capacity changes, thereby identifying the effect of rate changes, which are less predictable. We will highlight this fact in our MD&A discussion in future filings.

In conclusion, in future filings we will provide an initial discussion of the U.S. GAAP financial results, which will identify the changes arising from capacity and other items, and then provide our key performance indicator discussion as this identifies the changes that drive our profitability in the primary way our management views our business. We will also review the ordering of the sections within our MD&A to ensure they are consistent with the SEC regulations.

Liquidity and Capital Resources, page F-37

11.	We note you have a substantial working capital deficit. Please expand your discussion to quantify this deficit and specifically address the impact.

RESPONSE: We will quantify the net working capital deficit in our future filings, which was $5.3 billion at November 30, 2007. With regards to the impact of our working capital deficit position, the cash cycle in our business is beneficial for us, as we collect a large part of ticket revenue in advance of sailing. Accordingly, our “customer deposits” are typically a substantial credit balance ($2.8 billion at November 30, 2007), and represent a current deferred revenue item rather than a current liability. We predominantly use our long-term ship assets to realize this deferred revenue rather than consuming current assets. In addition, our November 30, 2007 working capital deficit included $2.4 billion of current debt obligations, which included $1.4 billion of convertible debt subject to current put options, which at our option, could be settled by the issuance of common stock, and thus not impact our liquidity. After excluding these items from our working capital deficit amount, our adjusted working capital deficit is almost zero.

In future filings, we will explain the above factors, as appropriate, as well as the fact that we have strong cash flows from operations and an A minus credit rating which provides us with considerable flexibility to refinance our current debt and thereby provides us with the ability to maintain such a substantial working capital deficit.

12.

Based on your disclosure on page F-14, we note that your 2% Notes, 1.75% Notes and Zero-Coupon Notes all have put options that could be exercised during 2008. Please revise to discuss the implications to your liquidity position should you be required to redeem all or a portion of the notes, or advise.

RESPONSE: In future filings, we will disclose the amount of convertible debt obligations that could be put to us during the subsequent fiscal year and the impact this would have on our liquidity position should we be required to redeem all or a portion of these notes, also noting our option to settle such obligations through the issuance of common stock.

13.

As a related matter, it appears that the existence of these put options could potentially impact the balances in the table significantly. Please address this matter in your response. Further, if our understanding is correct, the table should be accompanied by a footnote disclosing these options and their potential impact and describing the significant assumptions you have used to derive the balances included in the table. The reference to Notes 5 and 6 of the financial statements does not appear to be sufficient for this purpose. Please advise and revise as appropriate.

RESPONSE: We believe we have adopted the most conservative disclosure by including the recorded convertible debt “put option” balances within the 2008 cash obligation column, representing the earliest possible time at which we could be required to redeem the Notes. We disclose, by cross-referencing to Note 5, that it is possible that holders will choose not to put the Notes to us during 2008 and thus the disclosed contractual obligation may not arise, or if the put options are exercised, we may elect to extinguish this obligation through the issuance of common stock, cash or a combination of common stock or cash, depending on the particular circumstances at that time. In future filings, we will include commentary about the treatment and assumptions of our Notes within a footnote to the table and will include the relevant material provisions of our contractual debt obligations in the footnotes to the table instead of cross-referencing to our financial statement debt footnote.

Selected Financial Data, page F-42

14.	Please revise your tables to include “Other Operating Data” as the last section of your presentation because it is non-GAAP information.

RESPONSE:	In future filings, we will move “Other Operating Data” to be the last section of the table.

15.	If you include a line item disclosing “cash from operations” please also include cash provided or used by both investing activities and financing activities for a more balanced presentation.

RESPONSE: In future filings, we will also disclose the cash flow for investing activities and the cash flow for financing activities in the table.

16.

We note your presentation of the non-GAAP measure EBITDA. In a footnote to the table, please explain management’s purpose for including this measure and its use. In addition, a non-GAAP measure should be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP. In this regard, we assume that you consider EBITDA useful as a non-GAAP liquidity measure based upon where you presented it. If true, we would not expect you to reconcile it to a performance measure such as net income. Please revise as appropriate.

RESPONSE: The principle purpose for our presentation of the non-GAAP measure EBITDA arises from some of our debt covenants, which require us to maintain the ratio of EBITDA to net interest above a certain minimum. These debt agreements do not require us to publish the EBITDA amount. Therefore, we will cease presenting this measure in future filings, as given the staff’s comment, we do not believe this is a key performance measure and does not warrant the additional disclosures that would be required to continue to disclose this item.

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As requested in the Comment Letter, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, please contact either me at (305) 406-5755 or David Bernstein, Senior Vice President and Chief Financial Officer at (305) 406-8684.

Respectfully submitted,

/s/ Larry Freedman
 Larry Freedman

Chief Accounting Officer and Vice President - Controller

cc:	Micky Arison - Chairman and Chief Executive Officer
David Bernstein - Senior Vice President and Chief Financial Officer
Howard S. Frank - Vice Chairman and Chief Operating Officer
Richard Glasier - Chairman of the Audit Committee
Mario de Armas - Partner, PricewaterhouseCoopers